                                                FILED PURSUANT TO RULE 424(b)(5)
                                                   REGISTRATION NUMBER 333-64719

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 23, 1998)

                                  $125,000,000
[STANDARD PACIFIC LOGO]
                             Standard Pacific Corp.

                          9 1/2% Senior Notes due 2010

                                  ------------

   The notes will bear interest at a rate of 9 1/2% per year. Interest on the notes is payable on March 15 and September 15 of each year, beginning on March 15, 2001. The notes will mature on September 15, 2010. Standard Pacific may redeem some or all of the notes at any time after September 15, 2005. The redemption prices are discussed under the caption "Description of Notes-- Optional Redemption."

   The notes will be unsecured and unsubordinated obligations of Standard Pacific and will rank equally with all of Standard Pacific's other unsecured and unsubordinated indebtedness which is not guaranteed by or otherwise an obligation of a subsidiary of Standard Pacific.

                                  ------------

   Investing in the notes involves certain risks. See "Risk Factors," beginning on page S-7.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  ------------

                                                Per Senior Note    Total
                                                --------------- ------------
Public Offering Price                               100.00%     $125,000,000
Underwriting Discount                                 1.50%     $  1,875,000
Proceeds to Standard Pacific (before expenses)       98.50%     $123,125,000

   Interest on the notes will accrue from September 8, 2000.

                                  ------------

   The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about September 8, 2000.

                                  ------------
Salomon Smith Barney

                          Donaldson, Lufkin & Jenrette

                                                      Credit Suisse First Boston

September 5, 2000

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Standard Pacific has not authorized anyone to provide you with different information. Standard Pacific is not making an offer of these securities in any state where the offer is not permitted. You should not assume the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                              ------------------

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
                             Prospectus Supplement
Offering Summary...........................................................  S-1
Risk Factors...............................................................  S-7
Forward-Looking Statements................................................. S-12
Ratio of Earnings to Fixed Charges......................................... S-13
Use of Proceeds............................................................ S-13
Capitalization............................................................. S-14
Business................................................................... S-15
Description of Notes....................................................... S-21
Underwriting............................................................... S-41
Legal Matters.............................................................. S-42
How to Obtain More Information............................................. S-42

                                  Prospectus
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    4
Earnings to Fixed Charges Ratios...........................................    4
Description of Debt Securities.............................................    4
Description of Stock.......................................................    7
Description of Warrants....................................................   11
Plan of Distribution.......................................................   12
Experts....................................................................   13
Legal Matters..............................................................   13

                                OFFERING SUMMARY

   This is only a summary of the offering. It may not contain all of the information that may be important to you. To fully understand the investment you are contemplating, you should read this prospectus supplement, the accompanying prospectus and the detailed information incorporated into them by reference before you decide to make an investment. Unless the context otherwise requires, the terms "we," "us" and "our" refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and subsidiaries.

                                  The Company

   We design, construct and sell high quality, single-family homes designed principally for a broad range of move-up home buyers. For over 30 years, we have been a leading builder in California. We also have well-established operations in Texas, entered the Phoenix, Arizona market in the third quarter of 1998 by acquiring an existing homebuilding operation, and recently expanded into Colorado by acquiring The Writer Corporation. Our business is geographically diversified, with operations in: Orange, Los Angeles, Riverside, San Bernardino, San Diego and Ventura Counties in Southern California; the San Francisco Bay area of Northern California; the Dallas, Houston and Austin markets in Texas; the Phoenix metropolitan area in Arizona; and the Denver metropolitan and Ft. Collins/Northern Colorado markets in Colorado. We also provide mortgage financing and title services to our homebuyers through our subsidiaries, Family Lending Services, SPH Mortgage, WRT Financial and SPH Title.

   On August 25, 2000, we completed our acquisition of The Writer Corporation, a longtime builder and developer of planned residential communities in Colorado. Our acquisition of The Writer Corporation is a natural step in our growth and diversification strategy and offers us the opportunity to expand in a meaningful way into a new market that has long-term growth and demographic characteristics which will complement our current base of operations in the major metropolitan markets of California, Texas and Arizona. For the year-ended December 31, 1999, The Writer Corporation had revenues of $82 million and delivered 383 homes. We paid a total purchase price of approximately $27.9 million (based on the closing price of our common stock on the day preceding the closing), consisting of approximately 1.1 million shares of Standard Pacific common stock and approximately $10.2 million in cash, plus the repayment of approximately $37.5 million of outstanding indebtedness of The Writer Corporation.

   We believe we are well-positioned to continue to benefit from the strength of the California, Texas, Arizona and Colorado housing markets. California and Texas are two of the largest and most diversified states in terms of economic activity. They are also the first and third largest housing markets in the nation (based on dollar value of single-family building permits). Arizona and Colorado are both within the top five fastest growing states in the United States (based on growth in jobs, gross state product and population). Phoenix is one of the nation's largest metropolitan housing markets (based on dollar value of single-family building permits). Historically, employment growth has been an indicator of a healthy economy and strong housing demand. In 1999, non-farm employment in California, Texas, Arizona and Colorado increased 2.8%, 2.4%, 4.1% and 3.8%, respectively, compared with a national average of 2.2% during the same period.

   The strength of the California and Texas economies and housing markets, as well as our expansion into Arizona, has resulted in increased demand for and deliveries of our homes. In 1999, the number of homes we delivered increased 49.1% to 3,472, our revenues increased 57.8% to $1.2 billion, and EBITDA increased 32.7% to $147.0 million from 1998. In addition, at June 30, 2000, our backlog consisted of a record 1,700 homes, with an estimated value of $606.3 million, compared to 1,400 homes, with an estimated value of $478.3 million, at June 30, 1999.

   Through our well-established reputation for building high quality homes, proven operating strategies and an experienced management team, we seek to grow in our existing markets and expand into selected new markets that show strong promise for future growth. The main elements of our strategy include:

  . continuing our focus on geographic diversification and growth by expanding in our existing markets and entering new geographic markets;

  . concentrating on primary residences for move-up buyers across a broad range of products and price points enabling us to take advantage of additional market opportunities and positioning us strategically with product offerings that appeal to a wide range of customers;

  .  capitalizing on our experienced management and decentralized operations;

  . capitalizing on our established reputation for designing, constructing and selling high quality, single-family homes;

  . a conservative operating strategy designed to reduce land and housing inventory risks;

  . leveraging our established reputation and long standing relationships with landowners to secure quality land positions in California, continuing to build our reputation and relationships in Texas and Arizona, and capitalizing on the established reputation of The Writer Corporation in Colorado; and

  .  controlling overhead and operating expenses.

   Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

                                  The Offering

Senior Notes Offered....  $125 million aggregate principal amount of 9 1/2%
                          Senior Notes due September 15, 2010. Interest will accrue from the date of issuance and will be payable semi-annually on each March 15 and September 15, commencing March 15, 2001.

Optional Redemption.....  At any time on or after September 15, 2005, we may redeem the notes, in whole or in part, at the redemption prices listed in the section "Description of Notes" under the heading "Optional Redemption."

Change of Control.......  Upon a change of control as described in the section
                          "Description of Notes," you will have the right to require us to purchase some or all of your notes at 101% of the principal amount, plus accrued interest to the date of repurchase. We cannot assure you that upon a change of control, we will have sufficient funds to purchase any of your notes.

Additional Offer to
Purchase................  Under certain circumstances, we may be required to make an offer to purchase a portion of the notes in the event of certain asset sales. For more details, see the section "Description of Notes" under the heading "Certain Covenants--Limitation on Asset Sales."

Ranking.................  These notes are our general obligations and will not be secured by any collateral. Your right to payment under these notes will be:

                          . junior to the rights of our secured creditors to
                            the extent of their security in our assets;

                          . equal with the rights of creditors under our other
                            unsecured, unsubordinated debt, including our revolving credit facility; and

                          . senior to the rights of creditors under those
                            debts, if any, expressly subordinated to the notes.

                          At June 30, 2000 and August 31, 2000, assuming we had completed this offering on those dates, we would have had approximately $382.2 million and $511.2 million, respectively, of debt outstanding (including these notes, but excluding indebtedness relating to our mortgage banking operations and trade payables), none of which would have been subordinated to the notes. This amount does not include additional borrowings of approximately $10.2 million to be incurred under our revolving credit facility to fund the cash portion of the merger consideration to be paid to former shareholders of The Writer Corporation.

                          The notes will be effectively subordinated to all liabilities of our subsidiaries. At June 30, 2000 the indebtedness of our subsidiaries totaled approximately $11.4 million (excluding indebtedness relating to our mortgage banking operations).

Certain Covenants.......  We will issue the notes under an indenture. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

                          . borrow money;

                          . pay dividends on or repurchase our capital stock;

                          . make distributions;

                          . make investments in subsidiaries that are not
                            restricted;

                          . incur certain liens;

                          . merge with or into other companies; and

                          . enter into certain kinds of transactions with our
                            affiliates.

                          For more details, see the section "Description of Notes" under the heading "Certain Covenants."

Use of Proceeds.........  We will use the net proceeds from this offering to repay indebtedness under our revolving credit facility. For more details, see the section "Use of Proceeds."

         Summary Consolidated Financial Information and Operating Data

   The following summary consolidated financial information for the three years ended December 31, 1999 is derived from our audited consolidated financial statements. The summary consolidated financial information for the six months ended June 30, 2000 and 1999 is derived from our unaudited consolidated financial statements.

                             Six Months Ended
                                 June 30,          Year Ended December 31,
                             ------------------  ------------------------------
                               2000      1999       1999       1998      1997
                             --------  --------  ----------  --------  --------
                                ($ in thousands, except average selling
                                                prices)
Income Statement Data
 Homebuilding:
 Revenues..................  $515,808  $523,659  $1,198,831  $759,612  $584,571
 Cost of sales.............   422,368   430,684     986,793   618,448   490,876
                             --------  --------  ----------  --------  --------
  Gross margin.............    93,440    92,975     212,038   141,164    93,695
                             --------  --------  ----------  --------  --------
 Selling, general and
  administrative expenses..    42,600    45,335      99,971    61,691    52,141
 Income from unconsolidated
  joint ventures...........     7,958     4,884       6,201     4,158     3,787
 Interest expense..........     1,253       527       1,519     1,168     4,981
 Amortization of excess of
  cost over net assets
  acquired.................       989       989       1,979     1,312       245
 Other income (expense)....        89        86        (712)      168       822
                             --------  --------  ----------  --------  --------
  Homebuilding pretax
   income..................    56,645    51,094     114,058    81,319    40,937
                             --------  --------  ----------  --------  --------
 Financial Services:
 Revenues..................     1,018     1,112       2,257     1,403       171
 Income from unconsolidated
  joint venture............       343       400         783       --        --
 Other income..............       121       --          105       --        --
 Expenses..................     1,809     1,450       3,140     1,828        62
                             --------  --------  ----------  --------  --------
  Financial services pretax
   income (loss)...........      (327)       62           5      (425)      109
                             --------  --------  ----------  --------  --------
 Income from continuing
  operations before income
  taxes and extraordinary
  charge...................    56,318    51,156     114,063    80,894    41,046
 Provision for income
  taxes....................   (22,399)  (21,046)    (46,492)  (33,490)  (17,070)
                             --------  --------  ----------  --------  --------
 Income from continuing
  operations before
  extraordinary charge.....    33,919    30,110      67,571    47,404    23,976
 Income (loss) from
  discontinued operations,
  net of income taxes(1)...       --       (159)       (159)     (199)       48
 Gain on disposal of
  discontinued operations,
  net of income taxes(1)...       --        618         618       --      3,302
 Extraordinary charge from
  early extinguishment of
  debt, net of income
  taxes....................       --        --          --     (1,328)      --
                             --------  --------  ----------  --------  --------
 Net income................  $ 33,919  $ 30,569  $   68,030  $ 45,877  $ 27,326
                             ========  ========  ==========  ========  ========
 Ratio of earnings to fixed
  charges(2)...............     3.81x     3.75x       4.06x     3.71x     3.86x
Selected Operating Data
 New homes delivered:
 Southern California.......       507       473       1,173     1,119       849
 Northern California.......       368       452       1,020       516       628
                             --------  --------  ----------  --------  --------
  Total California.........       875       925       2,193     1,635     1,477
                             --------  --------  ----------  --------  --------
 Dallas/Austin.............       206       156         341       288       234
 Houston...................        25        73         118       177       168
                             --------  --------  ----------  --------  --------
  Total Texas..............       231       229         459       465       402
                             --------  --------  ----------  --------  --------
 Arizona...................       419       416         802       188       --
                             --------  --------  ----------  --------  --------
 Consolidated total........     1,525     1,570       3,454     2,288     1,879
 Unconsolidated joint
  ventures (Southern
  California)..............        48       --           18        40        67
                             --------  --------  ----------  --------  --------
  Total....................     1,573     1,570       3,472     2,328     1,946
                             ========  ========  ==========  ========  ========
 Average selling price:
 California deliveries
  (excluding joint
  ventures)................  $436,923  $434,007    $436,285  $381,534  $337,649
 Texas deliveries..........  $271,257  $229,221    $239,930  $215,458  $195,631
 Arizona deliveries........  $166,387  $163,545    $159,958  $161,649  $    --
 Combined (excluding joint
  ventures)................  $337,498  $332,473    $346,030  $329,714  $307,265
 Combined (including joint
  ventures)................  $351,750  $332,473    $346,749  $329,972  $309,239
 Net new orders(3):
 Southern California.......       774       641       1,138     1,226       922
 Northern California.......       608       553         946       612       607
                             --------  --------  ----------  --------  --------
  Total California.........     1,382     1,194       2,084     1,838     1,529
                             --------  --------  ----------  --------  --------
 Dallas/Austin.............       296       209         375       310       238
 Houston...................        29        55          91       156       190
                             --------  --------  ----------  --------  --------
  Total Texas..............       325       264         466       466       428
                             --------  --------  ----------  --------  --------
 Arizona...................       468       401         761       165       --
                             --------  --------  ----------  --------  --------
 Consolidated total........     2,175     1,859       3,311     2,469     1,957
 Unconsolidated joint
  ventures (Southern
  California)..............        84       --           64        13        70
                             --------  --------  ----------  --------  --------
  Total....................     2,259     1,859       3,375     2,482     2,027
                             ========  ========  ==========  ========  ========
 Backlog at period end (in
  units)(4)................     1,700     1,400       1,014     1,111       566
 Backlog at period end
  (estimated dollar
  value)(4)................  $606,295  $478,304  $  326,101  $359,959  $191,682

                                          Four Fiscal Quarters Ended
                                      -------------------------------------
                                                      December 31,
                                      June 30,  ---------------------------
                                        2000      1999      1998     1997
                                      --------  --------  --------  -------
                                                 ($ in thousands)
Other Data
 Gross margin percentage.............     17.8%     17.7%     18.6%    16.0%
 EBITDA(5)........................... $146,210  $147,011  $110,803  $67,743
 EBITDA margin percentage............     12.3%     12.3%     14.6%    11.6%
 Interest incurred(6)................  $34,651   $35,151   $29,010  $17,026


                                At June 30, 2000          At December 31,
                             ----------------------- --------------------------
                             As Adjusted(7)  Actual    1999     1998     1997
                             -------------- -------- -------- -------- --------
                                              ($ in thousands)
Balance Sheet Data
 Real estate inventories....    $763,339    $763,339 $699,489 $713,446 $451,848
 Total assets(1)............     962,396     915,296  829,968  866,362  547,665
 Total homebuilding
  debt(1)...................     427,400     380,300  325,378  444,469  214,305
 Stockholders' equity.......     405,830     405,830  381,885  324,679  283,778

--------
(1) In May 1999, we completed the sale of our former savings and loan subsidiary. In December 1997, we completed the sale of Panel Concepts, our former office furniture manufacturing subsidiary. Accordingly, we have accounted for the savings and loan subsidiary and Panel Concepts as discontinued operations.

(2) For purposes of calculating this ratio, fixed charges consist of interest cost (interest expense plus capitalized interest), one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense. Earnings consist of earnings (including income distributions from unconsolidated joint ventures) before (a) income taxes, (b) interest expensed, (c) amortization of capitalized interest in cost of sales, (d) income from unconsolidated joint ventures, (e) one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, (f) discontinued operations and an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998, and (g) a nonrecurring noncash charge of $650,000 in 1999 related to the write down of leasehold improvements.

(3) The following table sets forth the net new orders for August 2000 and July and August 2000, as compared to the same periods for 1999. August 2000 included four reporting weeks versus five reporting weeks for August 1999.

                                                            August   July/August
                                                           --------- ------------
                                                           2000 1999 2000   1999
                                                           ---- ---- -----  -----
       Southern California...............................  172  153    319    260
       Northern California...............................   63  102    125    180
                                                           ---  ---  -----  -----
        Total California.................................  235  255    444    440
                                                           ---  ---  -----  -----
       Texas.............................................   52   40    126     72
       Arizona...........................................   60   56    139    126
       Colorado..........................................    8  --       8    --
                                                           ---  ---  -----  -----
        Total............................................  355  351    717    638
                                                           ===  ===  =====  =====

(4) For information concerning cancellation rates and contractual arrangements under which homes are presold, see the section "Business--Marketing and Sales."

(5) EBITDA means earnings (including income distributions from unconsolidated joint ventures) before (a) income taxes, (b) interest expensed, (c) amortization of capitalized interest included in cost of sales, (d) depreciation and amortization, (e) income from unconsolidated joint ventures, (f) discontinued operations and an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998 and (g) a nonrecurring noncash charge of $650,000 in 1999 related to the write down of leasehold improvements. EBITDA is a widely accepted financial indicator of a company's availability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of operating performance or as a measure of liquidity.

(6) Interest incurred represents interest expensed and interest capitalized into real estate inventories for the applicable periods and excludes interest attributable to discontinued operations.

(7) Adjusted to give effect to the offering and the use of proceeds therefrom, as described under "Use of Proceeds," as if the offering occurred at June 30, 2000.

                                  RISK FACTORS

   An investment in these notes involves a high degree of risk. Before purchasing these notes, you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in them.

Our significant amount of debt could harm our financial health and prevent us from fulfilling our obligations under these notes.

   We currently have a significant amount of debt. As of August 31, 2000, after giving effect to this offering but prior to paying to the former shareholders of The Writer Corporation the cash portion of the merger consideration of approximately $10.2 million, our total consolidated indebtedness would have been approximately $511.2 million (excluding indebtedness relating to our mortgage banking operations and trade payables). In addition, subject to the restrictions in the indenture relating to the notes, we may incur additional indebtedness in the future. Our indebtedness could have important consequences to you, including:

  . limiting our ability to satisfy our obligations with respect to the notes;

  . requiring us to dedicate a substantial portion of our cash flows from operations to payments on our debt;

  . limiting our ability to obtain future financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

  . making us more vulnerable to general adverse economic and industry conditions;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the homebuilding industry; and

  .  putting us at a disadvantage compared to competitors who have less debt.

   Our ability to meet our debt service obligations depends on our future performance. Numerous factors outside of our control, including changes in financial, political and business conditions in the markets in which we do business, affect our operating results. Any adverse changes in these factors could harm our operating results. We cannot assure you that we will be able to generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in amounts sufficient to meet our debt service obligations, including the notes. We may need to refinance all or a portion of our debt, including the notes, or obtain alternative additional financing, to make required debt service payments. We cannot be certain that we could refinance our debt or obtain alternative additional financing on terms that are favorable to us.

   Our credit facility and the indentures governing our other outstanding public debt contain financial covenants. If we fail to comply with any of these covenants, our debt could become due and payable before maturity, which could harm our operations, including our ability to make additional borrowings under our revolving credit facility.

An adverse change in economic conditions or interest rates could affect the demand for homes and reduce our earnings.

   The homebuilding industry is highly cyclical. Changes in world, national and local economic conditions affect our business and markets. In particular, declines in consumer confidence or employment levels in our markets as well as a drop in stock market valuations may adversely affect the demand for homes and could in turn reduce our sales and earnings.

   Our customers typically finance their home purchase through lenders providing mortgage financing. Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs, or the decreased availability of financing, to potential home buyers. Even if some potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could reduce our sales and earnings.

We may need additional funds for the growth and development of our business, and if we are unable to obtain these funds, we may not be able to expand our business as planned.

   Our operations require significant amounts of cash, and, while we have no current need for additional sources of financing, we may be required to seek additional capital, whether from sales of equity or by borrowing more money, for the future growth and development of our business. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. Moreover, the indentures for our outstanding debt and our revolving credit facility contain provisions that may restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital, it could reduce our sales and may adversely affect our future growth and earnings.

We depend on the California market. Any adverse change in the economic climate of California could harm our sales and earnings.

   We presently conduct a significant portion of our business in California. Home prices in California, including some of the markets in which we operate, have declined from time to time particularly as a result of weak economic conditions. We cannot be certain that the current economic climate in California will continue. If home prices decline in one or more of the markets in which we operate, our earnings may be harmed.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability to build in these areas, which could harm our future sales and earnings.

   Several states, cities and counties, including some in which we have sold a significant number of homes, have in the past approved, or approved for inclusion on their ballot, various "slow growth" initiatives and other measures which could impact the availability of land and building opportunities within those localities. In Arizona, a state-wide initiative is on the November 2000 ballot which would restrict the ability of homebuilders to build outside of designated, pre-existing urban areas. In Colorado, a state-wide initiative is on the November 2000 ballot which would generally limit development to growth areas designated by local governments and approved by popular vote of the electorate at a regular election in the applicable jurisdiction. Approval of these or other slow growth measures would reduce our ability to build and sell homes in the affected markets and create additional costs and administrative requirements, which in turn could harm our future sales and earnings.

The market value and availability of land may fluctuate significantly which could limit our ability to develop new communities and decrease the value of our land holdings.

   Our success in developing, building and selling homes depends in part upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. Should suitable land opportunities become less available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

   In addition, the risk of owning developed and undeveloped land can be substantial for homebuilders. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to write-down land holdings, sell homes at a loss and/or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market.

The homebuilding industry is highly competitive and, with more limited resources than some of our current and potential competitors, we may not be able to compete effectively.

   The homebuilding industry is highly competitive and fragmented. We compete with numerous other residential construction firms, including large national and regional firms, for customers, undeveloped land, financing, raw materials and skilled labor. We compete for customers on the basis of the location, design, quality and price of, as well as available mortgage financing for, our homes. Some of our competitors have substantially greater financial resources than we do, and as a result may have lower costs of capital, labor and materials than us, and may be able to compete more effectively for land acquisition opportunities. We also compete with the resale of existing homes and, in some cases, with rental homes. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably. Our mortgage lending operations are subject to intense competition from other mortgage lenders, many of which are substantially larger and may have a lower cost of funds or effective overhead burden than our lending operations.

Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

   The residential construction industry has from time to time experienced serious material and labor shortages, including shortages in insulation, drywall, cement and lumber. These labor and material shortages can be more severe during periods of strong demand for housing. Some of these materials, including lumber, cement and drywall in particular, have experienced volatile price swings. Similar shortages and price increases in the future could cause delays in and increase our costs of home construction which in turn would harm our operating results.

If we do not successfully integrate our business operations with those of our recently acquired subsidiary, The Writer Corporation, we will not realize the benefits we expect from the merger.

   If we are not able to effectively integrate the operations, technology and personnel of The Writer Corporation in a timely and efficient manner, then we will not realize the benefits we expect from the merger. In particular, if the integration is not successful:

  . our costs may be higher relative to our revenues than they were before the merger;

  .  the combined company may lose key personnel; and

  . we may not be able to retain or expand The Writer Corporation's market position.

   Integrating the operations of The Writer Corporation may be difficult, time consuming and costly. Among the challenges involved in this integration is demonstrating to our customers and business partners that the merger will not result in an adverse change in product quality, customer service standards or business focus and persuading our personnel that our business cultures are compatible. In addition, The Writer Corporation is engaged in locations in which we have not previously had operations, and therefore to successfully integrate the operations, we will need to retain management, key employees, and business partners of The Writer Corporation. The attention and effort devoted to the integration may also significantly divert our management's attention from other important issues.

We are subject to extensive government regulation which can increase costs and reduce profitability.

   Our homebuilding operations are subject to environmental, building, worker health and safety, zoning and real estate regulations by various federal, state and local authorities. These regulations, which affect all aspects of the homebuilding process, including development, design, construction and sales, can substantially delay or increase the costs of homebuilding activities. In addition, regulations governing environmental and health matters may prohibit or severely restrict homebuilding activity in environmentally sensitive regions.

   New housing developments, particularly in California where a significant portion of our business is conducted, may be subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales.

   During the development process, we must obtain the approval of numerous governmental authorities which regulate matters such as:

  .  permitted land uses, levels of density and architectural designs;

  .  the installation of utility services, such as water and waste disposal;
     and

  . the dedication of acreage for open space, parks, schools and other community services.

   The approval process can be lengthy and cause significant delays in the development process. In addition, changes in local circumstances or laws may require additional approvals or modifications to approvals previously obtained, which can result in further delays. Delays in the development process can cause substantial increases to development costs, which in turn could harm our operating results.

   Our mortgage banking operations are subject to numerous federal, state and local laws and regulations, including eligibility requirements for participation in federal loan programs. Our title insurance agency subsidiary is subject to applicable insurance laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.

Adverse weather conditions and natural disasters may disrupt and delay construction, which could harm our sales and earnings.

   We are subject to the risks associated with adverse weather conditions and natural disasters which occur in our key markets, including:

  .  unusually heavy or prolonged rain;

  .  earthquakes;

  .  fires; and

  .  floods.

   These conditions can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and unsold homes. In addition, California has periodically experienced drought conditions which result in water conservation measures and sometimes rationing by municipalities in which we do business. Restrictions by governmental agencies on construction activity as a result of limited water supplies could reduce our sales.

Your right to receive payments under the notes is effectively junior to the existing and future indebtedness of our subsidiaries and our secured indebtedness.

   Our subsidiaries are not guaranteeing the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent that we may also have a claim as a creditor. Assuming we had completed this offering on June 30, 2000 and after giving effect to the application of the estimated net proceeds of this offering, the notes would have been effectively junior to approximately $11.4 million of indebtedness of our subsidiaries (excluding indebtedness relating to our mortgage banking operations). Our subsidiaries may be permitted to borrow substantial additional indebtedness in the future under the terms of the indenture.

   Additionally, the notes are unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. Assuming we had completed this offering on June 30, 2000 and after giving effect to the application of the estimated net proceeds of this offering, the notes would have been effectively junior to approximately $3.5 million of secured indebtedness. We will be permitted to incur additional secured indebtedness, subject to limitations under the terms of the indenture. See "Description of Notes--Certain Covenants--Limitations on Liens."

We may be unable to purchase the notes upon a change of control as required by the indenture.

   If a change of control occurs as described in the section "Description of Notes" of this prospectus supplement under the heading "Change of Control," we will have to offer to purchase the notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. We cannot assure you that we will have sufficient funds to purchase the notes upon a change of control. Our inability to purchase the notes upon a change of control would constitute an event of default under the indenture which governs the notes. A change of control may also require us to offer to purchase our other outstanding indebtedness and cause a default under our credit facility. If a purchase were required under the indentures for our debt, we can give no assurance that we would have sufficient funds to pay the purchase price for all debt that we are required to repurchase or repay. The change of control feature of the notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you and our stockholders.

There is no public market for the notes and we cannot assure you that an active trading market will develop.

   These notes are a new issue of securities. There is no active public market for these notes. We do not intend to apply for listing of these notes on a securities exchange or the Nasdaq. The underwriters have informed us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so and may discontinue any market making at any time. The liquidity of the trading market in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes, that you will be able to sell the notes or that, if you can sell your notes, you will be able to sell them at an acceptable price.

                           FORWARD-LOOKING STATEMENTS

   This prospectus supplement, the accompanying prospectus and the information incorporated into them by reference contain forward-looking statements that are subject to risks and uncertainties. These forward-looking statements represent our expectations or beliefs concerning future events, and no assurance can be given that the results described will be achieved. These forward-looking statements can generally be identified by the use of statements that include words or phrases such as "estimate," "project," "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "goal," "target" or other similar words or phrases.

   Forward-looking statements are not guarantees of performance. These statements are subject to risks, uncertainties, assumptions and other factors, many of which are outside of our control, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things:

  . general economic conditions, particularly in states in which we do business;

  .  competitive pressures;

  .  changes in the demand for single-family homes;

  .  changes in government regulations;

  . unanticipated delays in the land entitlement process, land acquisition and development, and home construction;

  . changes in interest rates or decreases in availability of mortgage financing;

  .  our ability to purchase suitable undeveloped land at acceptable prices;

  .  the availability of labor and materials;

  .  our ability to access additional capital to fund future growth; and

  . other risks described in this prospectus supplement, the accompanying prospectus and in our filings with the Securities and Exchange Commission.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                     Six Months
                                       Ended
                                      June 30,      Year Ended December 31,
                                     ----------- -----------------------------
                                     2000  1999  1999  1998  1997  1996  1995
                                     ----- ----- ----- ----- ----- ----- -----

Ratio of earnings to fixed
 charges(1)......................... 3.81x 3.75x 4.06x 3.71x 3.86x 2.38x 1.95x

--------
(1) For purposes of calculating this ratio, fixed charges consist of interest cost (interest expense plus capitalized interest), one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense. Earnings consist of earnings (loss) (including income distributions from unconsolidated joint ventures) before
    (a) income taxes, (b) interest expensed, (c) amortization of capitalized interest in cost of sales, (d) income from unconsolidated joint ventures,
    (e) nonrecurring noncash charges of $650,000 in 1999 related to the write down of leasehold improvements, and $46.5 million in 1995 related to real estate inventories, (f) one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense and (g) discontinued operations and an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998,

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of the notes will be approximately $122.8 million. We intend to use the net proceeds to repay outstanding indebtedness under our unsecured revolving credit facility. Our revolving credit facility currently bears interest at either the bank reference rate or a LIBOR based rate plus 130 basis points (the weighted average interest rate at June 30, 2000 was approximately 8.43%) and matures on July 31, 2003. We may reborrow amounts repaid under the revolving credit facility for general corporate purposes, including homebuilding operations, acquisitions and working capital.

                                 CAPITALIZATION

   The following table sets forth our consolidated capitalization at June 30, 2000 and as adjusted to give effect to the issuance of these notes and the application of the estimated net proceeds of this offering.

                                                               As of June 30,
                                                                    2000
                                                              -----------------
                                                                          As
                                                               Actual  Adjusted
                                                              -------- --------
                                                              ($ in thousands)
Debt(1):
  Revolving credit facility(2)............................... $ 77,900 $    --
  Trust deed notes payable(3)................................    3,499    3,499
  8 1/2% Senior Notes due 2007, net..........................   99,460   99,460
  8% Senior Notes due 2008, net..............................   99,441   99,441
  8 1/2% Senior Notes due 2009...............................  100,000  100,000
  9 1/2 % Senior Notes due 2010..............................      --   125,000
                                                              -------- --------
    Total debt...............................................  380,300  427,400
                                                              -------- --------

Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 shares
   authorized; none issued...................................      --       --
  Common Stock, $.01 par value; 100,000,000 shares
   authorized; 28,689,280 shares issued and outstanding(4)...      287      287
  Paid-in capital(4).........................................  273,365  273,365
  Retained earnings..........................................  132,178  132,178
                                                              -------- --------
    Total stockholders' equity...............................  405,830  405,830
                                                              -------- --------
      Total capitalization................................... $786,130 $833,230
                                                              ======== ========

--------
(1) Excludes debt of our mortgage banking operations, including amounts outstanding from time to time under Family Lending's $40 million revolving warehouse credit facility.

(2) At August 31, 2000, amounts outstanding under the revolving credit facility totaled $210.4 million. The increase from June 30, 2000 was primarily a result of land acquisitions, seasonal increases in working capital and repayment of approximately $37.5 million of indebtedness of The Writer Corporation. This amount does not include additional borrowings of approximately $10.2 million to be incurred under our revolving credit facility to fund the cash portion of the merger consideration to be paid to former shareholders of The Writer Corporation.

(3) These trust deed notes were fully repaid subsequent to June 30, 2000.

(4) Excludes 2,310,990 shares of common stock reserved at June 30, 2000 for issuance upon exercise of outstanding options under our 1991 Employee Stock Option Plan and 1997 Stock Incentive Plan. Excludes approximately 1.1 million shares of common stock issued in connection with the acquisition of The Writer Corporation.

                                    BUSINESS

   We operate primarily as a geographically diversified builder of single-family homes for use as primary residences. We have operations throughout the major metropolitan markets in California, Texas, Arizona and, with our recent acquisition of The Writer Corporation, Colorado. For the year ended December 31, 1999, approximately 64%, 13% and 23% of our 3,472 home deliveries, including unconsolidated joint ventures, were in California, Texas and Arizona, respectively. During the same period, The Writer Corporation delivered
383 homes in Colorado.

   We also provide mortgage financing and title services to our homebuyers through our subsidiaries, Family Lending Services, SPH Mortgage, WRT Financial and SPH Title.

   Standard Pacific was incorporated in the State of Delaware in 1991. Through our predecessors, we commenced homebuilding operations in 1966 with a single tract of land in Orange County, California. Our principal executive offices are located at 15326 Alton Parkway, Irvine, California, 92618 and our telephone number is (949) 789-1600.

Strategy

   Through our well-established reputation for building high quality homes, proven operating strategies and an experienced management team, we seek to grow in our existing markets and expand into selected new markets that show strong promise for future growth. The main elements of our strategy include:

   Geographic Diversification and Growth. We continue to focus on growing our California homebuilding operations. We currently have substantial operations throughout the major metropolitan areas in the state, including Orange, Los Angeles, Riverside, San Bernardino, San Diego and Ventura Counties in Southern California, and in the San Francisco Bay area of Northern California. Over the last several years we have laid the foundation for future growth in our Texas division, focusing on the Dallas and Austin markets. In the third quarter of 1998, we expanded into the Phoenix, Arizona market with the acquisition of a portion of the homebuilding operations of an established builder and, in the third quarter of 2000, we expanded into Colorado with our acquisition of The Writer Corporation. We believe that we continue to have additional opportunities to expand in our existing markets and enter new geographic markets.

   Focus on Broad Move-Up Market and Diverse Product Offerings. We concentrate on the construction of single-family homes for use as primary residences by move-up buyers across a broad range of products and price points. We expect to concentrate our efforts on acquiring land that is suitable for the construction and sale of homes generally in the price range of $150,000 to $700,000, which represents a broad market segment in our market areas. We also construct and sell homes in the $700,000 to $1,500,000 price range in some of our California markets. This diverse product platform enables us to take advantage of additional market opportunities and positions us strategically with product offerings that appeal to a wide range of customers.

   Experienced Management and Decentralized Operations. Our senior corporate and division operating managers average over 20 years of experience in the homebuilding business. Each division is run by a local manager with an in-depth familiarity with the geographic areas within which the division operates. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with our corporate officers, and thereafter, each manager conducts the operations of the division relatively autonomously. The experience and depth of our management team gives us the ability to evaluate and explore potential new market opportunities and our decentralized operations have proven to be attractive to selected potential acquisition candidates.

   Reputation for High Quality, Single-Family Homes. We believe that we have an established reputation for providing high quality homes. We pride ourselves on our ability to design unique and attractive homes and provide our customers with a wide selection of options. We believe that our long history of providing high quality homes has resulted in many repeat buyers and word-of-mouth sales.

   Conservative Operating Strategy. We customarily acquire unimproved or improved land zoned for residential use which appears suitable for the construction of 50 to 300 homes in increments of 10 to 30 homes. We generally purchase entitled land when we project commencement of development or construction within a relatively short time period. The number of homes built in the first increment of a project is based upon internal market studies. The timing and size of subsequent increments depends to a large extent upon sales rates experienced in the earlier increments. By developing projects in increments, we have been able to respond to local market conditions and control the number of our completed and unsold homes. Additionally, an increasing percentage of our lots are controlled through joint ventures. We use joint ventures for those land development projects that have long lead times or that are of significant size requiring substantial capital investments.

   Strong Land Position. We have been operating in California for over 30 years and have an established reputation with land owners. We believe that our long standing relationships with land owners and developers gives us a competitive edge in securing quality land positions at competitive prices in California. We are also continuing to build our reputation and relationships in Texas and Arizona. Our new Colorado subsidiary, The Writer Corporation, has been building homes in Colorado since 1965 and enjoys a strong reputation in that market. In order to ensure an adequate supply of land for future homebuilding activities, we generally attempt to maintain an inventory of building sites sufficient for construction of homes over a period of approximately three to four years. We believe that our 15,609 owned or controlled building sites at June 30, 2000 (not including lots then controlled by The Writer Corporation), in addition to any land sites for which we may enter into negotiations, will be sufficient for our operations over this period.

   Control of Overhead and Operating Expenses. Throughout our history, we have sought to minimize overhead expenses in order to be more flexible in responding to the cyclical nature of our business. We strive to control our overhead costs by centralizing some of our administrative functions and by limiting the number of middle level management positions.

Operations

   We currently build homes in California, Texas, Arizona and Colorado through a total of nine operating divisions, with 170 projects under development or held for future development at June 30, 2000 (not including projects then under development by The Writer Corporation).

   Substantially all of our homes in California, Texas and Arizona are single-family detached dwellings, although during the past few years up to 10 percent or our deliveries in these markets have been townhouses or condominiums generally attached in varying configurations of two, three, four and six dwelling units. For the year-ended December 31, 1999, approximately two-thirds of The Writer Corporation's deliveries consisted of townhomes. We believe that there is a significant opportunity to increase our offering of single-family detached dwellings in the Colorado market.

   Our homes are designed to suit the particular area of the country in which they are located and are available in a variety of models, exterior styles and materials depending upon local preferences. While they typically range in size from approximately 2,000 to 3,500 square feet and typically include four to five bedrooms, three or four baths, a living room, kitchen, dining room, family room and a two or three-car garage, we have also built single-family attached and detached homes ranging from 1,100 to 5,500 square feet. For the years ended December 31, 1999, 1998 and 1997, the average selling prices of our homes, including sales of the unconsolidated joint ventures, were $346,749, $329,972 and $309,239, respectively.

Land Acquisition, Development and Construction

   In considering the purchase of land for the development of a project, we review such factors as:

   .  proximity to existing developed areas;

   .  population growth patterns;

   . availability of existing community services, such as water, gas, electricity and sewers;

   .  school districts;

   .  employment growth rates;

   .  the expected absorption rates for new housing;

   .  environmental condition of the land;

   .  transportation conditions and availability; and

   .  the estimated costs of development.

   Generally, if all requisite governmental agency approvals are not in place, we enter into a conditional agreement to purchase a parcel of land, making only a nominal deposit on the property. Our general policy is to complete a purchase of land only when we can reasonably project commencement of construction within a relatively short period of time. Closing of the land purchase is, therefore, generally made contingent upon satisfaction of conditions relating to the property and our ability to obtain all requisite approvals from governmental agencies within a given period of time. We customarily acquire unimproved or improved land zoned for residential use which appears suitable for the construction of 50 to 300 homes. Construction is then accomplished in smaller sized increments. The number of homes built in the first increment of a project is based upon our internal market studies. The timing and size of subsequent increments depends on the sales rates of earlier increments. Our development work on a project includes obtaining any necessary zoning, environmental and other regulatory approvals, and constructing, as necessary, roads, sewer and drainage systems, recreational facilities and other improvements,

   We typically use both our equity (internally generated funds) and unsecured financing in the form of bank debt and other unsecured debt to fund land acquisitions. To a lesser extent, we also use purchase money trust deeds to finance the acquisition of land. We also enter into land development joint ventures from time to time, typically for projects that have long lead times or require substantial capital investments. Generally, with the exception of joint ventures, project specific financing is not used.

   We essentially function as a general contractor with our supervisory employees coordinating all work on the project. The services of independent architectural, design, engineering and other consulting firms are engaged to assist in project planning, and subcontractors are employed to perform all of the physical development and construction work on the project. We do not have long-term contractual commitments with any of our subcontractors, consultants or suppliers of materials. However, because of our market presence and long-term relationships, we have generally been able to obtain sufficient material and commitments from subcontractors and consultants during times of market shortages. These types of agreements are generally entered into on a phase-by-phase or project-by-project basis at a fixed price after competitive bidding. We believe that the low fixed labor expense resulting from conducting our operations in this manner has been instrumental in enabling us to retain the necessary flexibility to react to increases or decreases in demand for housing.

   Although the construction time for our homes varies from project to project depending on the time of year, the size of the house, local labor situations, related governmental approval processes, availability of materials and supplies and other factors, we can typically complete the home construction of a phase within one of our projects in approximately four to six months.

Joint Ventures

   We enter into land development and homebuilding joint ventures from time to time as a means of managing our risk profile and expanding our market opportunities. Land development joint ventures are typically entered into with other homebuilders and developers as a method of spreading the financial risks associated with developing larger projects. Homebuilding joint ventures may involve partnering with existing landowners as a means of acquiring desirable properties. For the years ended December 31, 1999, 1998 and 1997, we delivered 18, 40 and 67 homes, respectively, through unconsolidated joint ventures. Our more significant land development and homebuilding joint ventures are described below.

   In 1996, our Orange County division entered into a joint venture to develop and deliver up to approximately 800 homes in Fullerton and Brea, California. During 1999, 1998 and 1997, we delivered 18, 40 and 52 new homes, respectively, from this unconsolidated joint venture. As of June 30, 2000, we had an investment of approximately $9.4 million in this joint venture.

   In the first half of 1997, our Northern California division entered into two joint ventures to develop approximately 700 lots and a championship golf course in Gilroy, California. Fifty percent of these lots will be sold to us at cost for the construction and sale of homes. As of June 30, 2000, we had investments of approximately $18.1 million in these joint ventures.

   During 1997, we entered into a joint venture with affiliates of Catellus Development Corporation and Starwood Capital Group L.L.C. to acquire and develop a 3,470-acre master-planned community located in south Orange County (the "Talega Joint Venture"). The Talega Joint Venture plans to develop and deliver in phases finished lots for up to approximately 4,500 attached and detached homes, develop and operate a championship golf course, and develop community amenities and commercial and industrial components. As a one-third participant in this long-term project, we may be required to invest up to $20 million in the project and will receive rights of first offer entitling us to purchase at fair market value up to 1,000 finished lots from the joint venture for construction and sale of homes by us. As of June 30, 2000, our net investment in this joint venture was less than $1 million. Additionally, through June 30, 2000 we had purchased 155 lots from the joint venture on which we intend to build and sell homes.

   In 1998, we entered into a joint venture with Centex Homes to develop approximately 700 lots in Riverside County, California. Currently, our Southern California Inland Empire division is scheduled to purchase approximately half of these lots at cost for the construction and sale of homes and sales of lots to other builders. As of June 30, 2000, we had an investment of approximately $19.1 million in this joint venture.

   In 1999, we entered into a joint venture with Catellus Residential Group, Inc. to acquire and develop an age-qualified community within the Talega master-planned community in San Clemente, California (the "Talega Village Joint Venture"). The Talega Village Joint Venture plans to develop and deliver up to approximately 300 homes. This guard-gated community will feature four separate product types with its own resident recreation center that will contain various recreational amenities. Additionally, this project is adjacent to a portion of the championship golf course within the Talega Joint Venture. As of June 30, 2000, we had an investment of approximately $8.7 million in this joint venture.

   Our Orange County division is a participant in a homebuilding joint venture located in the San Gabriel Valley area of Southern California. This joint venture is scheduled to construct and deliver in excess of 300 homes, with development scheduled to commence in late 2000, and first home deliveries planned for 2001. As of June 30, 2000, our investment in this joint venture totaled approximately $7.8 million.

   In July 2000, our Northern California division entered into a joint venture with Catellus Residential Group, Inc. and a local real estate developer to develop an 82 unit condominium complex in the City of San Francisco. Construction of this project is underway and sales of units are currently scheduled to begin in the first quarter of 2001. Our initial investment in this joint venture totalled approximately $17.7 million.

Marketing and Sales

   Our homes are generally sold by our own sales personnel. Furnished and landscaped model homes are typically maintained at each project site. Homebuyers are afforded the opportunity to select, at additional costs, various optional amenities and upgrades such as prewiring and electrical options, upgraded flooring, cabinets, finished carpentry and countertops, varied interior and exterior color schemes, additional appliances and some room configurations. We make extensive use of advertisements in local newspapers, illustrated brochures, billboards and on-site displays.

   Our homes are typically sold during or prior to construction using sales contracts which are usually accompanied by a cash deposit, although some of our homes are sold after completion of construction. For a limited time, purchasers are typically permitted to cancel these contracts if they fail to qualify for financing. In some cases, purchasers are also permitted to cancel these contracts if they are unable to sell their existing homes or if other conditions are not met.

   During the years ended December 31, 1999, 1998 and 1997, we experienced cancellation rates of 24 percent, 25 percent and 22 percent, respectively. Although cancellations can delay the delivery of homes, they have not, during the last few years, had a material negative impact on sales, operations or liquidity. In order to minimize the negative impact of cancellations, it is our policy to closely monitor the progress of prospective buyers in obtaining financing and to monitor and adjust our start plan to continuously match the level of demand for our homes. Sales are recorded after construction is completed, required down payments are received and title passes. At December 31, 1999, 1998 and 1997, we had an inventory of completed and unsold homes of 167, 136 and 116, respectively.

Financial Services

 Customer Financing

   In 1998, we began offering conventional, FHA-insured, VA-guaranteed and other types of mortgage loans to our California homebuyers and others through our mortgage banking subsidiary, Family Lending Services, Inc.

   In 1998, we also began offering conventional, FHA-insured, VA-guaranteed and other types of mortgage loans to our Arizona homebuyers through SPH Mortgage, a joint venture with Wells Fargo Bank. During 1999, we expanded this venture into our Texas operating divisions.

   Family Lending sells the loans it originates in the secondary mortgage market, generally on a non-recourse basis with servicing rights released. It typically finances its loans held for sale with borrowings under its warehousing line of credit (secured by the loans and, in some circumstances, servicing rights) with a third party lender. SPH Mortgage generally sells the loans it originates, on a non-recourse basis and with servicing rights released, to Wells Fargo Home Mortgage.

   Both Family Lending and SPH Mortgage have generally sought to manage interest rate risk with respect to loan commitments and loans held for sale by preselling loans. To enhance potential returns on the sale of mortgage loans, Family Lending began originating a portion of its mortgage loans on a non-presold basis during the quarter ended March 31, 2000. To hedge its interest rate risk associated with extending interest rate commitments to customers prior to selling loans to investors and holding closed loans following funding, Family Lending has entered into forward sale commitments of mortgage-backed securities. While its hedging strategy of buying and selling mortgage-backed securities should assist Family Lending in mitigating risk associated with originating loans on a non-presold basis, these instruments involve elements of market risk which could result in losses on loans sold in this manner if not hedged properly. In January 2000, Family Lending retained a third party advisory firm to assist with selling loans on a mandatory delivery basis (which requires Family Lending to pay a fee if the loan is not closed) and entering into forward sale commitments of mortgage-backed securities.

   The principal sources of revenues for these mortgage banking operations are:

   .  fees generated from loan originations;

   .  net gains on the sale of loans; and

   . interest income earned on loans during the period they are held prior to sale.

   In Colorado, we offer mortgage loans to our homebuyers through WRT Financial, a joint venture between The Writer Corporation and a financial institution.

 Title Services

   During 1999, we began serving as a title insurance agent in Texas by offering title examination services to our Texas homebuyers through a new subsidiary, SPH Title, Inc. We assume no underwriting risk associated with these title policies.

Legal Proceedings

   Various claims and actions, considered normal to our business, have been asserted and are pending against us. We believe that such claims and actions should not have a material adverse effect upon our results of operations, financial position or liquidity.

                              DESCRIPTION OF NOTES

   The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying prospectus, to which description reference is hereby made. The notes offered hereby are to be issued under an Indenture, dated as of April 1, 1999, as amended by a First Supplemental Indenture, dated as of April 13, 1999 and a Second Supplemental Indenture dated as of September 5, 2000 (the "Indenture"), between the Company and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee (the "Trustee"). The following is a summary of the material provisions of the Indenture. The Company has filed a copy of the Indenture with the Securities and Exchange Commission. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. Holders of the notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

   As used in this "Description of Notes," the term "Company" refers to Standard Pacific Corp. and not any of its subsidiaries. Certain terms used in the following description are defined under "Certain Definitions" below. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

General

   The notes will:

  .  mature on September 15, 2010;

  .  be general unsecured obligations of the Company;

  . rank equally in right of payment with all existing and future general unsecured obligations of the Company; and

  . be limited to $200 million in aggregate principal amount, $125 million of which will be issued in this offering and the remainder of which will be available for future issuance.

   Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively junior to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary. In such case, the claims of the Company would still be junior to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

   Each note will bear interest at the rate per annum shown on the cover page of this prospectus supplement from September 8, 2000. Interest on the notes will be payable on each March 15 and September 15 (each an "Interest Payment Date"), commencing March 15, 2001, to holders of record at the close of business on the March 1 and September 1 immediately preceding such Interest Payment Date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

   The Company may not redeem the notes at its option prior to September 15, 2005. Thereafter, the Company may redeem the notes, at its option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address. Such redemption will be at the following redemption prices plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on September 15 of the years set forth below:

                                                                      Redemption
     Year                                                               Price
     ----                                                             ----------
     2005............................................................  104.750%
     2006............................................................  103.167%
     2007............................................................  101.583%
     2008 and thereafter.............................................  100.000%

   The prices are expressed in percentages of principal amount. If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

Change of Control

   Upon the occurrence of a Change of Control, each holder shall have the right to require that the Company purchase all or a portion of such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

   Within 30 days following any Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating:

  . that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's notes at a purchase price in cash equal to 101% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

  . the circumstances and relevant facts and relevant financial information regarding such Change of Control;

  . the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  . the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its notes purchased.

   The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

   Upon the occurrence of a change of control (which term is defined broadly under the Bank Credit Facility), the agent under the Bank Credit Facility may declare an event of default under the Bank Credit Facility (unless the facility is prepaid and terminated) and any amounts owed thereunder would be due and payable. The occurrence of a Change of Control will also constitute a change of control under the indentures governing the Outstanding Notes, providing each holder of Outstanding Notes the right to require the Company to purchase such notes. Future Indebtedness of the Company may also contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be purchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to purchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a purchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any purchases required in connection with a Change of Control. The Company's failure to purchase the notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Certain Covenants

 Limitation on Additional Indebtedness

   The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either:

  . the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation only, (A) purchase money mortgages that are Non-Recourse Indebtedness, and (B) Indebtedness Incurred under letters of credit, escrow agreements and surety bonds obtained in the ordinary course of business), to Consolidated Tangible Net Worth of the Company is less than 2.25 to 1; or

  .  the Consolidated Coverage Ratio exceeds 2.0 to 1.

   Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur:

  (1) Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $475 million;

  (2) purchase money mortgages that are Non-Recourse Indebtedness;

  (3) obligations Incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business;

  (4) Indebtedness Incurred under a Warehouse Facility, provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause may not exceed 98% of the value of the Mortgages pledged to secure Indebtedness thereunder; and

  (5) Indebtedness Incurred solely for the purpose of refinancing or repaying any existing Indebtedness so long as:

    (A) the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness refinanced or repaid (plus the premiums or other payments required to be paid in connection with such refinancing or repayment and the expenses incurred in connection therewith);

    (B) the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be refinanced or repaid;

    (C) such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid;

    (D) the new Indebtedness ranks equally with or is junior to the Indebtedness being refinanced or repaid; and

    (E) the existing and new Indebtedness are obligations of the same entity.

   The Company and its Subsidiaries will retain the ability to incur significant additional borrowings irrespective of the limitations set forth above.

 Limitations on Liens

   The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a "lien" or "liens") upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking equally with the notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to:

  (1)  liens existing on June 30, 2000;

  (2) pledges, guarantees and deposits under workers' compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements;

  (3) liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not Incurred in contemplation of such entity becoming a Restricted Subsidiary;

  (4)  liens on or leases of model home units;

  (5) Capitalized Lease Obligations entered into in the ordinary course of business in amounts not in excess of $10 million outstanding in the aggregate at any one time;

  (6)  the replacement of any of the items set forth in clauses (1) through
       (5) above, provided that:

       (A) the principal amount of the Indebtedness secured by liens shall not be increased;

       (B) such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced;

       (C) the maturity of such Indebtedness is not earlier than that of the Indebtedness to be refinanced; and

       (D) the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property;

  (7) liens on property acquired, constructed or improved by the Company or any Restricted Subsidiary, which liens are either existing at the time of such acquisition or at the time of completion of construction or improvement or created within 120 days after such acquisition, completion or improvement, to secure Indebtedness Incurred or assumed to finance all or part of such property, including any increase in the principal amount of such Indebtedness and any extension of the repayment schedule and maturity of such Indebtedness Incurred or entered into in the ordinary course of business;

  (8) liens or priorities incurred in the ordinary course of business, such as laborers', employees', carriers', mechanics', vendors', and landlords' liens or priorities;

  (9)  liens for certain taxes and certain survey and title exceptions;

  (10) liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review;

  (11) liens on property owned by any Homebuilding Joint Venture;

  (12) liens securing a Warehouse Facility, provided that such liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by the Company or any of its Restricted Subsidiaries; and

  (13) liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by liens and not listed in clauses (1) through (12) above, does not exceed $50 million.

 Limitation on Restricted Payments

   The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly:

  (1) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company's own Capital Stock (other than Disqualified Stock), or rights thereto;

  (2) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the notes (other than Indebtedness Incurred after the issuance of the notes provided that such repayment, redemption, repurchase, defeasance or other retirement is made substantially concurrent with the receipt of proceeds from the Incurrence of Indebtedness that by its terms is both subordinated in right of payment to the notes and matures, by sinking fund or otherwise, after September 15, 2010); or

  (3) make any Restricted Investment;

  (such payments or any other actions described in (1), (2) and (3), being referred to herein collectively as, "Restricted Payments") unless:

      (A) at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing;

      (B) the Company is able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Additional Indebtedness"; and

      (C) at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guaranties or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to June 30, 1997 shall not exceed the sum of:

          (I) 50% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis subsequent to June 30, 1997; plus

          (II) the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the Original Issue Date, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the Original Issue Date upon the conversion of Indebtedness of the Company initially issued for cash; plus

      (III) 100% of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than a 100% ownership interest to the extent that such dividends or distributions do not exceed the amount of loans, advances or capital contributions made to any such entity or person subsequent to the Original Issue Date and included in the calculation or Restricted Payments; plus

      (IV)  $40 million.

   The foregoing shall not prevent:

  . the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; provided, however, that such dividend shall be included in future calculations of Restricted Payments;

  . the retirement of any shares of the Company's Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph; or

  . the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company's Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause
     (C)(II) of the immediately preceding paragraph.

 Limitation on Asset Sales

   The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 10% of the Company's total consolidated assets as of that date unless:

  (1) the consideration received by the Company (or a Restricted Subsidiary, as the case may be) for such disposition consists of at least 70% cash; provided, however, that the amount of any liabilities assumed by the transferee and any notes or other Obligations received by the Company or a Restricted Subsidiary which are immediately converted into cash shall be deemed to be cash; and

  (2) the Company shall within one year after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 10% of the Company's total consolidated assets to:

      (A) a purchase of or an Investment in Additional Assets (other than cash or cash equivalents);

      (B) repayments of indebtedness of the Company which ranks equally with the notes; and/or

      (C) make an offer to acquire all or part of the notes (or indebtedness of the Company which ranks equally with the notes) at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

   Any such offer to acquire notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

 Transactions with Affiliates

   The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof:

  (1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a person who is not such an Affiliate; and

  (2) if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $10 million in any one year:

      (A) are set forth in writing; and

      (B) have been approved by a majority of the disinterested members of the Board of Directors.

   The provisions of the foregoing paragraph shall not prohibit:

  . any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments" above;

  . any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof;

  . the grant of stock options or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof;

  . loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries;

  . fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or

  . any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

 Limitation on Payment Restrictions Affecting Restricted Subsidiaries

   The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted
Subsidiary:

  (1) to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company;

  (2) to make any loans or advances to the Company; or

  (3) transfer any of its property or assets to the Company;

  except for:

  (A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date;

  (B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

  (C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

  (D) any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or obligations under such contract;

  (E) in the case of clause (3) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

  (F) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

  (G) any restriction imposed by applicable law.

 Restricted and Unrestricted Subsidiaries

   The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its Restricted Subsidiaries would thereafter be permitted to:

  . incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Additional Indebtedness" above; and

  . make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under "--Limitation on Restricted Payments" above.

   The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under "--Limitation on Additional Indebtedness" above.

   The Company will not permit Standard Pacific of Texas, Inc., Standard Pacific of Arizona, Inc., Standard Pacific Construction, Inc., Standard Pacific Active Adult Communities, Inc. or The Writer Corporation to be designated as an Unrestricted Subsidiary or permit the assets of the Company or any Subsidiary employed in homebuilding operations to be transferred to an Unrestricted Subsidiary, except in amounts permitted under the limitation on Restricted Payments.

Mergers and Sales of Assets by the Company

   The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another person unless:

  . such person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the notes;

  . immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

  . the Consolidated Net Worth of the obligor of the notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

  . the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Certain Covenants--Limitation on Additional Indebtedness" above.

Events of Default

   The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to the notes, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the principal amount of the notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the notes may rescind such a declaration.

   Under the Indenture, an Event of Default is defined as, with respect to the notes, any of the following:

  .  default in payment of the principal of any note;

  . default in payment of any interest on any note when due, continuing for 30 days;

  . failure by the Company to comply with its other agreements in the notes or the Indenture for the benefit of the holders of the notes upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the notes and (except in the case of a default with respect to the covenants described in "--Mergers and Sales of Assets by the Company") the Company's failure to cure such Default within 60 days after receipt by the Company of such notice;

  .  certain events of bankruptcy or insolvency;

  . default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $25 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $25 million or more becoming or being declared due and payable before it would otherwise become due and payable; and

  . entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

   The Trustee shall give notice to holders of the notes of any continuing Default or Event of Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any Default or Event of Default other than a payment Default or a payment Event of Default, if it determines in good faith that withholding the notice is in the interests of the holders.

   The holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes, provided that such directions shall not be in conflict with any law or the Indenture and are subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No holder of notes will have any right to pursue any remedy with respect to the Indenture or the notes, unless:

  . such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the notes;

  . the holders of at least a majority in aggregate principal amount of the notes shall have made a written request to the Trustee to pursue such remedy;

  . such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee;

  . the Trustee shall have failed to comply with the request within 60 days after receipt of such request; and

  . the holders of a majority in aggregate principal amount of the notes have not given the Trustee a direction inconsistent with such request.

   Notwithstanding the foregoing, the right of any holder of any note to receive payment of the principal of and interest in respect of such note on the stated maturity expressed in such note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the notes may waive an existing Default or Event of Default with respect to the notes and its consequences, other than:

  . any Default or Event of Default in any payment of the principal of or interest on any note or

  . any Default or Event of Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the holder of each note as described in "Modification and Waiver" below.

Modification and Waiver

   The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the notes:

  . to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the notes or to surrender any right or power conferred in the Indenture upon the Company;

  . to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the notes;

  . to establish the form or terms of the notes as permitted by Section 2.01 or 9.01(4) of the Indenture;

  . to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the notes and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

  . to provide that specific provisions of the Indenture shall not apply to a series of securities not previously issued;

  . to provide for uncertificated securities in addition to or in place of certificated securities;

  .  to cure any ambiguity, omission, defect or inconsistency;

  .  to secure the notes; or

  . to make any other change that does not adversely affect the rights of any holder.

   With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to the notes or modify in any manner the rights of the holders of the notes, provided that no such supplemental indenture will, without the consent of the holder of each such note affected thereby:

  . reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

  . reduce the rate of or change the time for payment of interest, including default interest, on any note;

  . reduce the principal of or change the fixed maturity of any note or alter the provisions (including related definitions) with respect to redemptions described under "Optional Redemption" or with respect to mandatory offers to repurchase notes described under "Limitations on Asset Sales" or "Change of Control";

  . make any note payable in money or at a place other than that stated in the note;

  . make any change in the "Waiver of Existing Defaults," "Rights of Holders to Receive Payment" or the "With Consent of Holders" sections set forth in the Indenture;

  .  adversely modify the ranking or priority of the notes; or

  . waive a continuing Default or Event of Default in the payment of principal of or interest on the notes.

   Holders of not less than a majority in principal amount of the outstanding notes may waive certain past Defaults or Events of Default and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the notes.

The Trustee

   The Trustee is Bank One Trust Company, N.A. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign upon the occurrence of an Event of Default.

Reports to Holders of the Notes

   So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

Certain Definitions

   Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Additional Assets" means

  . any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or

  . the Capital Stock of a person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business.

   For purposes of this definition, "Related Business" means any business related, ancillary or complementary (as defined in good faith by the Board of Directors) to the business of the Company and the Restricted Subsidiaries on the Original Issue Date.

   "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

   "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders);

  (2) all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or

  (3) any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $1,000,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (1), (2) and (3) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary).

   "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

  . the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by

  .  the sum of all such principal payments.

   "Bank Credit Facility" means the Revolving Credit Facility, any other bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary and any other agreement (including all related ancillary agreements) pursuant to which any of the Indebtedness, Obligations, commitments, costs, expenses, fees, reimbursements and other indemnities payable or owing under the Revolving Credit Facility or any other bank credit agreement or credit facility (or under any subsequent Bank Credit Facility) may be refinanced, restructured, renewed, extended, refunded, replaced or increased, as any such Revolving Credit Facility, bank credit agreement, credit facility or other agreement may from time to time at the option of the parties thereto be amended, renewed, supplemented or otherwise modified.

   "Capitalized Lease Obligations" means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles.

   "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

   "Change of Control" means the occurrence of any of the following events:

  . any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

  . during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

  . the merger or consolidation of the Company with or into another person or the merger of another person with or into the Company, or the sale of all or substantially all the assets of the Company to another person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

   "Consolidated Coverage Ratio" with respect to the Company as of any date of determination means the ratio of the Company's EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. Notwithstanding clause (2) of the definition of Consolidated Net Income, if the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period

  .  of the person becoming a Restricted Subsidiary or

  . in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

   "Consolidated Interest Expense" of the Company means, for any period, the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of

  .  cash dividends paid on any Preferred Stock of the Company, times

  . a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

   "Consolidated Interest Incurred" of the Company means, for any period,

  (1) the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus or minus, without duplication;

  (2) the difference between capitalized interest for such period and the interest component of cost of goods sold for such period; plus

  (3) the product of:

      (A) cash dividends paid on any Preferred Stock of the Company times

      (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

   "Consolidated Net Income" for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date, provided that:

  (1) the Net Income of any person in which the Company or any Restricted Subsidiary has a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of:

      (A) the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary; or

      (B) the Company's direct or indirect proportionate interest in the Net Income of such person, provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to this clause (B);

  (2) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

  (3) the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; and

  (4) the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on June 30, 2000 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to such Subsidiary or Homebuilding Joint Venture.

   "Consolidated Net Worth" of the Company means consolidated stockholders' equity less any increase in stockholders' equity of each of the Unrestricted Subsidiaries subsequent to June 30, 2000 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date.

   "Consolidated Tangible Net Worth" with respect to the Company means the consolidated stockholders' equity of the Company, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the notes, less:

  (1) that portion of any increase of each of the Unrestricted Subsidiaries' stockholders' equity subsequent to June 30, 2000 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; and

  (2) the Intangible Assets of the Company and the Restricted Subsidiaries. "Intangible Assets" means the amount (to the extent reflected in determining consolidated stockholders' equity) of:

      (A) all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary; and

      (B) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

   "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

   "Disqualified Stock" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

  . matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

  . is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or

  . is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to September 15, 2011.

   Notwithstanding the foregoing, "Disqualified Stock" shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under "--Change of Control" above.

   "EBITDA" of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

  .  income tax expense;

  .  depreciation expense;

  .  amortization expense; and

  . all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by generally accepted accounting principals as in effect on the date of issuance of the notes to be, made), less all non-cash items increasing Consolidated Net Income, in each case for such period.

   Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

   "Hedging Obligations" of any person means the net obligations of such person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such person is a party or a beneficiary.

   "Homebuilding Joint Venture" means:

  .  any Unrestricted Subsidiary; and

  . any person in which the Company or any of its Subsidiaries has an ownership interest but less than a 100% ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

   "Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term "Incurrence" when used as a noun shall have a correlative meaning.

   "Indebtedness" means on any date of determination (without duplication),

  (1) the principal of and premium (if any) in respect of:

      (A) indebtedness of such person for money borrowed; and

      (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

  (2) all Capitalized Lease Obligations of such person;

  (3) all obligations of such person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute) which would appear as a liability on a balance sheet of a person prepared on a consolidated basis in accordance with generally accepted accounting principles, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired person assumed in connection with an acquisition of such person, such obligations would constitute Indebtedness of such person);

  (4) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

  (5) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such person, any Preferred Stock (but excluding, in each case, any accrued dividends);

  (6) all obligations of the type referred to in clauses (1) through (5) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

  (7) all obligations of the type referred to in clauses (1) through (6) of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

  (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

   The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such person, giving rise to the obligation, of any contingent obligations as described above at such date. However, the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with generally accepted accounting principles.

   "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

   "Investment" in any person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such person.

   "Mortgage" means a first priority mortgage or first priority deed of trust on improved real property.

   "Net Income" of any person means the net income (loss) of such person, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such person, which is not sold or otherwise disposed of in the ordinary course of business, or of any capital stock of such person or its subsidiaries owned by such person.

   "Non-Recourse Indebtedness" means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Original Issue Date" means the date of the original issue of the notes pursuant to the Indenture.

   "Outstanding Notes" means the Company's 8 1/2% Senior Notes due 2009, in the original aggregate principal amount of $100,000,000, the Company's 8% Senior Notes due 2008 in the original aggregate principal amount of $100,000,000 and the Company's 8 1/2% Senior Notes due 2007 in the original aggregate principal amount of $100,000,000.

   "Person" means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

   "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

   "Refinance" means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinancing" shall have a correlative meaning.

   "Restricted Investment" means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any person in which the Company, directly or indirectly, has an ownership interest but less than 100% ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guaranties or similar arrangements the amounts then guaranteed) exceed, subsequent December 31, 1996, $25 million for any one Homebuilding Joint Venture or $125 million in the aggregate for all Homebuilding Joint Ventures. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

   "Restricted Subsidiary" means any Wholly Owned Subsidiary that has not been designated an Unrestricted Subsidiary.

   "Revolving Credit Facility" means that certain Amended and Restated Credit Agreement (the "Credit Agreement") dated as of August 11, 1999 between the Company, Bank of America National Association, The First National Bank of Chicago, Guaranty Federal Bank, FSB and Bank United, and certain other parties and the other Loan Documents (as defined in the Credit Agreement) or other analogous documents entered into in connection with any refinancing thereof, as any of the foregoing has been or may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) and to add any Subsidiary as additional direct obligors thereunder.

   "Subsidiary" means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company and its Subsidiaries, or any person in which the Company and its Subsidiaries has at least a majority ownership interest.

   "Unrestricted Subsidiary" means

  . any Subsidiary in which the Company, directly or indirectly, has less than a 100% ownership interest,

  . any Wholly Owned Subsidiary which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Company as a Restricted Subsidiary; and

  . any Wholly Owned Subsidiary a majority of the voting stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

   At the date of issuance of the notes, the Company will have designated Family Lending Services, Standard Pacific Financing Inc. and Standard Pacific Financing L.P. as Unrestricted Subsidiaries.

   "Voting Stock", with respect to any person, means securities of any class of Capital Stock of such person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such person.

   "Warehouse Facility" means any bank credit agreement or credit facility entered into to finance the making of Mortgage loans originated by the Company or any of its Subsidiaries.

   "Wholly Owned Subsidiary" means a Subsidiary, all of the capital stock (whether or not voting, but exclusive of directors' qualifying shares) of which is owned by the Company or a Wholly Owned Subsidiary.

Book-Entry, Delivery and Form

   The notes initially will be represented by one or more notes in registered global form (the "Global Notes"). The Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the "Global Note Holder"). DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

   DTC has advised the Company that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act that was created to hold securities for its participating organizations (collectively, the "Participants" or "DTC's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, securities brokers, dealers and trust companies (collectively, the "Indirect Participants" or "DTC's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC's Participants or DTC's Indirect Participants.

   The Company expects that pursuant to procedures established by DTC:

  . upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

  . ownership of beneficial interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC's Participants), DTC's Participants and DTC's Indirect Participants.

   The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Notes will be limited to such extent.

   Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or through Indirect Participants.

   So long as the Global Note Holder is the registered owner of the Global Notes, the Global Note Holder will be considered the sole holder of outstanding notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such beneficial ownership interests.

   Payments in respect of the principal of, premium, if any, and interest on any Global Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names any notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company or the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in the Global Notes (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC's Participants and DTC's Indirect Participants to the owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants or DTC's Indirect Participants.

   A Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC. A Global Note is exchangeable for notes in definitive form only if:

  . the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days; or

  . the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of notes in definitive form under the Indenture. In either instance, upon surrender by the relevant Global Note Holder of its Global Note, notes in definitive form will be issued to each person that such Global Note Holder and DTC identifies as being the beneficial owner of the related notes.

   Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the owners of beneficial interests in the Global Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

   The Indenture will require that payments in respect of the notes represented by the Global Note (including principal, premium, if any, and interest) be made in same-day funds.

                                  UNDERWRITING

   Subject to the terms and conditions of our underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite its name below:

                                                                    Principal
   Underwriters                                                  Amount Of Notes
   ------------                                                  ---------------
   Salomon Smith Barney Inc.....................................  $ 65,625,000
   Donaldson, Lufkin & Jenrette Securities Corporation..........    34,375,000
   Credit Suisse First Boston Corporation.......................    25,000,000
                                                                  ------------
     Total......................................................  $125,000,000
                                                                  ============

   The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to the approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

   The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of 0.50% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the underwriters at any time without notice.

   The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                    Paid by
                                                                Standard Pacific
                                                                ----------------
       Per note................................................      1.50%

   In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a short position. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the underwriters, in covering short positions or making stabilizing purchases, repurchase notes originally sold by that dealer.

   Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   We estimate that our total expenses for this offering will be $300,000 excluding underwriting discounts and commissions.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   Some of the underwriters have from time to time conducted investment banking services on our behalf for which they have received customary fees.

   The notes are a new issue of securities. There is no active public trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or the Nasdaq National Market. The underwriters have advised us that they currently intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any such market-making at any time. There can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you would be able to sell your notes.

                                 LEGAL MATTERS

   Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion about the validity of the notes. Robert K. Montgomery who is a partner of Gibson, Dunn & Crutcher LLP, and members of his family, as of the date of this prospectus supplement, hold 40,000 shares of Standard Pacific common stock. Certain legal matters will be passed upon for the underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                         HOW TO OBTAIN MORE INFORMATION

   The Security and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the Securities and Exchange Commission will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

  .  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

  .  Our current reports on Form 8-K filed July 27, 2000 and August 28, 2000;

  . Our Proxy Statement filed pursuant to Section 14(a) of the Exchange Act on March 30, 2000; and

  . The description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959) and any amendments or reports filed for the purpose of updating such description.

   We will provide copies of these documents, other than exhibits, free of charge, to any person who received this prospectus supplement. To request a copy, you should contact Clay A. Halvorsen, Secretary, Standard Pacific Corp., 15326 Alton Parkway, Irvine, California 92618, telephone number (949) 789-1600.

PROSPECTUS

                                 $300,000,000

                            STANDARD PACIFIC CORP.

                       DEBT SECURITIES, PREFERRED STOCK,
                           COMMON STOCK AND WARRANTS

                               ---------------

  Standard Pacific Corp., a Delaware corporation (the "Company"), may offer and issue from time to time (i) its debt securities ("Debt Securities"), which may be senior debt securities, senior subordinated debt securities or subordinated debt securities, (ii) shares of its Preferred Stock, par value $.01 per share ("Preferred Stock"), (iii) shares of its Common Stock, par value $.01 per share ("Common Stock"), or (iv) warrants to purchase Debt Securities, Preferred Stock, Common Stock or other securities of the Company or another issuer ("Warrants"). The Debt Securities, Preferred Stock, Common Stock and Warrants are herein collectively referred to as the "Securities." The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Debt Securities or Preferred Stock may be exchangeable for or convertible into shares of Common Stock. The aggregate offering price of the Securities will not exceed $300,000,000.

  Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement including, without limitation, the specific designation, aggregate principal amount, purchase price, currency of payment, denomination, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), terms (if any) for the subordination, redemption, purchase or conversion thereof, listing (if any) on a securities exchange, additional or different covenants and events of default, and any other material terms of the Debt Securities. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement including, without limitation, the specific designation, number of shares, liquidation preference, purchase price, dividends, voting, redemption and conversion provisions (if any), any listing on a securities exchange and any other material terms of the Preferred Stock. The purchase price of any Common Stock in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement, including the specific designation, number, duration, purchase price and terms thereof, any listing of the Warrants or the underlying securities on a securities exchange and any other terms in connection with the offering, sale and exercise of Warrants, as well as the terms on which the securities for which such Warrants may be exercised. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SPF."

  The Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time (see "Plan of Distribution"). Certain terms of any offering and sale of the Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares to be purchased, the purchase price of the Securities, the proceeds to the Company from such sale and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents will also be set forth in an accompanying Prospectus Supplement.

  This Prospectus may not be used to consummate a sale of securities unless accompanied by the applicable Prospectus Supplement.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

               The date of this Prospectus is October 23, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (as defined), and exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov). In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

  a. Annual Report on Form 10-K for the year ended December 31, 1997;

  b. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

  c. Current Reports on Form 8-K, filed September 3 and October 2, 1998;

  d. The following sections of the Company's Proxy Statement relating to its Annual Meeting of Stockholders held on May 14, 1998: Election of Directors, Security Ownership of Certain Beneficial Owners and Management, Executive Compensation and Section 16(a) Beneficial Ownership Reporting Compliance; and

  e. The description of the Registrant's Common Stock contained in the Company's Registration Statement on Form 8-B (File No. 1-10959) filed December 17, 1991 and any amendments or reports filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request.

  CERTAIN PERSONS PARTICIPATING IN AN OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                                  THE COMPANY

  The Company designs, constructs and sells high quality, single-family homes targeted primarily to the move-up buyer. The Company is a leading builder in California where it has operated for over 30 years and also has established operations in Texas. In addition, the Company recently entered the Phoenix, Arizona market through the acquisition of an ongoing operation, including seven active selling communities. The Company is geographically diversified in these markets with operations in Orange, Riverside, San Bernardino, San Diego and Ventura Counties in southern California, in the San Francisco Bay area of northern California, in the Houston, Dallas and Austin markets in Texas and in the Phoenix metropolitan area in Arizona.

                                USE OF PROCEEDS

  Except as otherwise set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including, among other things, acquisition, development and construction of new residential properties, acquisition of companies or operations in homebuilding and related businesses, and repayment of existing indebtedness.

                       EARNINGS TO FIXED CHARGES RATIOS

  The following table sets forth the Company's ratio of earnings to fixed charges for the six-month periods ended June 30, 1998 and 1997 and the five years ended December 31, 1997, 1996, 1995, 1994 and 1993:

                                                              Year ended December 31,
                         Six months ended Six months ended -----------------------------
                          June 30, 1998    June 30, 1997   1997  1996  1995  1994  1993
                         ---------------- ---------------- ----- ----- ----- ----- -----
Ratio of earnings to
 fixed charges(1).......      2.89x            3.08x       3.91x 2.41x 1.96x 2.04x 1.03x

--------
(1) For purposes of calculating this ratio, fixed charges consist of interest cost (interest expense plus capitalized interest), one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, and earnings consist of earnings (loss) before income taxes and discontinued operations and before (i) interest expensed, (ii) amortization of capitalized interest in cost of sales,
    (iii) income from unconsolidated joint ventures, (iv) depreciation and amortization, (v) amortization of excess of cost over net assets acquired,
    (vi) nonrecurring noncash charges of approximately $46.5 million and $3.1 million in 1995 and 1993, respectively, (vii) one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, and includes income distributions from unconsolidated joint ventures.

                        DESCRIPTION OF DEBT SECURITIES

  The following sets forth certain general terms and provisions of each Indenture under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities. The Debt Securities are to be issued under one or more Indentures, as amended or supplemented from time to time (the "Indenture"), to be entered into between the Company and a trustee chosen by the Company and qualified to act under the Trust Indenture Act of 1939, as amended (the "TIA") (together with any other trustee(s) chosen by the Company and appointed in a supplemental indenture with respect to a particular series, the "Trustee"). The forms of Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the Trustee, or as described above under "Available Information." The Indentures are subject to, and governed by, the TIA. The Company will execute an Indenture if and when the Company issues any Debt Securities. The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures (including those terms made a part of the Indenture by reference to the TIA) and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures. References below to an "Indenture" are deemed to constitute a reference to the applicable Indenture under which a particular series of Debt Securities is issued.

General

  The Debt Securities will be unsecured obligations of the Company. The Debt Securities may be issued in one or more series. Specific terms of each series of Debt Securities will be contained in authorizing resolutions or a supplemental indenture relating to that series. There will be Prospectus Supplements relating to particular series of Debt Securities. Each Prospectus Supplement will describe, as to the Debt Securities to which it relates:

(i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of a series of Debt Securities which may be issued; (iii) the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable; (iv) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date; (v) the currency or currencies in which principal, premium, if any, and interest, if any, will be paid; (vi) the place or places where principal, premium, if any, and interest, if any, on the Debt Securities will be payable and where Debt Securities which are in registered form can be presented for registration of transfer or exchange and the identification of any depositary or depositaries for any global debt securities; (vii) any provisions regarding the right of the Company to redeem or purchase Debt Securities or of holders to require the Company to redeem Debt Securities;
(viii) the right, if any, of holders of the Debt Securities to convert them into stock or other securities of the Company, including any provisions intended to prevent dilution of the conversion rights or otherwise; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Debt Securities or a purchase fund which will be used to purchase Debt Securities; (x) the percentage of the principal amount at which Debt Securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the Debt Securities which is payable if maturity of the Debt Securities is accelerated because of a default; (xi) the terms, if any, upon which Debt Securities may be subordinated to other indebtedness of the Company; (xii) any additions to, modifications of or deletions from the terms of the Debt Securities with respect to Events of Default or covenants or other provisions set forth in the Indenture; and (xiii) any other material terms of the Debt Securities, which may be different than the terms set forth in this Prospectus.

Events of Default and Remedies

  An Event of Default with respect to any series of Debt Securities is defined in the Indenture as being default in payment of the principal of or premium, if any, on any of the Debt Securities of such series; default for 30 days in payment of any installment of interest on any Debt Security of such series; default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture relating to such series; and certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the Trustee may withhold notice to the holders of any series of Debt Securities of any default (except a default in payment of principal, premium, if any, or interest, if any, with respect to such series of Debt Securities) if the Trustee considers it in the interest of the holders of such series of Debt Securities to do so.

  The Indenture provides that if any Event of Default has occurred and is continuing with respect to any series of Debt Securities, the Trustee or the holders of not less than 25% in principal amount of such series of Debt Securities then outstanding may declare the principal of all the Debt Securities of such series to be due and payable immediately. However, the holders of a majority in principal amount of the Debt Securities of such series then outstanding by written notice to the Trustee and the Company may waive any Default or Event of Default (other than any continuing Default or Event of Default in payment of principal or interest) with respect to such series of Debt Securities. Holders of a majority in principal amount of the then outstanding Debt Securities of any series may rescind an acceleration with respect to such series and its consequences (except an acceleration due to nonpayment of principal or interest on such series) if the rescission would not conflict with any judgment or decree and if all existing Events of Default with respect to such series have been cured or waived.

  The holders of a majority in principal amount of the Debt Securities of any series then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with respect to such series, subject to certain limitations specified in the Indenture.

Defeasance of Indenture

  The Indenture permits the Company to terminate all of its obligations under the Indenture as they relate to any particular series of Debt Securities, other than the obligation to pay interest, if any, on and the principal of the Debt Securities of such series and certain other obligations, at any time by
(i) depositing in trust with the

Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the Debt Securities of such series to their maturity, and (ii) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

  In addition, the Indenture permits the Company to terminate all of its obligations under the Indenture as they relate to any particular series of Debt Securities (including the obligations to pay interest, if any, on and the principal of the Debt Securities of such series and certain other obligations), at any time by (i) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the Debt Securities of such series to their maturity, and (ii) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the Indenture.

Transfer and Exchange

  A holder will be able to transfer or exchange Debt Securities only in accordance with the provisions of the Indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture.

Amendment, Supplement and Waiver

  Subject to certain exceptions, the Indenture or the Debt Securities may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Debt Securities) of the holders of at least a majority in principal amount of the Debt Securities of such series then outstanding, and any existing Default under, or compliance with any provision of the Indenture relating to a particular series of Debt Securities may be waived (other than any continuing Default or Event of Default in the payment of interest on or the principal of such Debt Securities) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Debt Securities) of the holders of a majority in principal amount of the Debt Securities of such series then outstanding. Without the consent of any holder, the Company and the Trustee may amend or supplement the Indenture or the Debt Securities to cure any ambiguity, defect or inconsistency; to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; to make any change that does not adversely affect the legal rights of any holder; or to create a series and establish its terms.

  Without the consent of each holder affected, the Company and the Trustee may not (i) reduce the amount of Debt Securities of such series whose holders must consent to an amendment, supplement or waiver, (ii) reduce the rate of or change the time for payment of interest, (iii) reduce the principal of or change the fixed maturity of any Debt Security or alter the provisions with respect to redemptions or mandatory offers to repurchase Debt Securities pursuant to certain covenants set forth in the Indenture, (iv) make any Debt Security payable in money other than that stated in the Debt Security, (v) modify the ranking or priority of the Debt Securities or (vi) waive a continuing default in the payment of principal of or interest on the Debt Securities.

  The right of any holder to participate in any consent required or sought pursuant to any provision of the Indenture (and the obligation of the Company to obtain any such consent otherwise required from such holder) may be subject to the requirement that such holder shall have been the holder of record of any Debt Securities with respect to which such consent is required or sought as of a date identified by the Trustee in a notice furnished to holders in accordance with the terms of the Indenture.

Concerning the Trustee

  The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

  The Indenture and the Debt Securities will be governed by the laws of the State of New York without giving effect to principles of conflict of laws.

                             DESCRIPTION OF STOCK

  The summary of the terms of the stock of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the charter and bylaws of the Company and applicable law. See "Available Information."

General

  The Company has authorized 100,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of September 15, 1998, 29,767,280 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding.

Preferred Stock

  The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to determine the principal rights, preferences and privileges of the unissued Preferred Stock. In connection with the Rights Agreement (as described below), the Board of Directors of the Company has authorized the reservation of 500,000 shares of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Shares"), for issuance upon exercise of the Rights (as defined below). For a description of the Preferred Shares, see "Rights" below.

Common Stock

  Subject to the preferential rights of any series of Preferred Stock that may be outstanding, all shares of Common Stock participate equally in any dividends declared by the Board of Directors and in the net assets of the Company on liquidation. Holders of shares of Common Stock are entitled to one vote for each share held of record and have no conversion, exchange, preemptive or cumulative voting rights. All outstanding shares of Common Stock are fully paid and nonassessable.

  The Board of Directors of the Company has the authority, without further action by stockholders, to fix or alter the rights, powers and privileges of any wholly unissued series of Common Stock and to increase or decrease the number of shares of such series. The Certificate of Incorporation of the Company (the "Charter") provides that the Board of Directors has no power to alter the rights of any outstanding shares of Common Stock. Certain other provisions of the Charter affect the rights of holders of Common Stock. For a description of such provisions, see "Certain Provisions in the Charter and Bylaws" below.

  The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

Rights

  In December 1991, the Board of Directors of the Company authorized a dividend of one Preferred Share purchase right ("Right") for each outstanding share of Common Stock. A description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as rights agent (the "Rights Agent"). The basic concept behind all rights plans, including the Rights Agreement, is that the rights themselves are initially evidenced by ownership of shares, no separate rights certificates are issued, the rights may not be traded separately from the shares and the rights will be evidenced by a notation on the stock certificates for the shares of common stock to which they are attached. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of shares of Common Stock), including, without limitation, the right to vote or to receive dividends.

  The Rights Agreement provides that, upon the occurrence of certain events, the Rights become exercisable and separate Right certificates will be distributed. These events include the following:

  . The tenth business day (or such later date as the Board determines) after the date (the "15% Ownership Date") of public announcement that any person (a "15% Stockholder") has become the beneficial owner of at least 15% of the then outstanding shares of Common Stock.

  . The tenth business day after the date of public announcement of a tender offer or exchange offer that, if successful, would cause a person to become a 15% Stockholder.

  . The date, on or after the 15% Ownership Date, of a merger in which the Company is not the surviving corporation or of the sale of at least 50% of the Company's assets or earning power.

The earliest of the above three dates is referred to as the "Distribution Date." On the Distribution Date, each Right (other than certain Rights that become void) will become exercisable to purchase, for the "Exercise Price" (initially $40.00), 1/100 of a Preferred Share. Thereafter, the Rights may come to represent the right to purchase other securities or property (as described more fully below).

  Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of 1/100 of a Preferred Share to be received upon exercise of a Right will have approximately the same value as one share of Common Stock. The Preferred Shares are non-redeemable and, unless otherwise provided in connection with the creation of a series of Preferred Stock, are subordinate to any other series of Preferred Stock, whether issued before or after the issuance of Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and noncash dividends in an amount equal to 100 times the dividends declared on each share of Common Stock or (ii) a preferential annual dividend of $1.00 per Preferred Share ($.0l per 1/100 of a Preferred Share). In the event of liquidation, the holders of Preferred Shares will be entitled to receive a liquidation payment in an amount equal to the greater of $1.00 per Preferred Share ($.01 per 1/100 of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or an amount equal to 100 times the aggregate amount to be distributed of Common Stock. Each Preferred Share has 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, the holder of a Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by anti-dilution provisions.

  Instead of being exercisable for Preferred Shares, the Rights become exercisable for other securities or property under the following circumstances:

 .  After the tenth business day following the 15% Ownership Date, each initial
   Right (other than those that have become void) will come to represent the right to purchase, for the Exercise Price, shares of Common Stock with an aggregate market value of twice the Exercise Price.

  . After the 15% Ownership Date, upon either a merger in which the Company is not the surviving corporation or a sale of at least 50% of the Company's assets or earning power, each Right (other than those that have become void) will come to represent the right to purchase, for the Exercise Price, common shares of the surviving corporation or purchaser, with an aggregate market value of twice the Exercise Price.

  . At any time after the first public announcement that any person has become a 15% Stockholder and prior to the first date thereafter upon which a 15% Stockholder beneficially owns 50% or more of the outstanding shares of Common Stock, a majority but not less than three of the members of the Board of Directors that are not affiliated with the 15% Stockholder (the "Independent Directors") may at their option, direct the Company to exchange all, but not less than all, of the then outstanding Rights (which do not include Rights that have become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, whereupon the right to exercise Rights terminates and the only right of the holders of Rights thereafter will be to receive a number of shares of Common Stock equal to the exchange ratio.

  . Prior to the Distribution Date, a majority but not less than three of the Independent Directors may authorize the substitution of cash, other securities or other property for all or any portion of the Preferred Shares otherwise issuable upon exercise of the Rights. The reasons for this are to give the Independent Directors flexibility in the event that, at the time the Rights become exercisable, the Company does not have an adequate reserve of Preferred Shares to permit the exercise in full of the Rights. The situation might also arise where it is unlikely that many Rightholders will exercise the Rights for Preferred Shares, for example, if the Exercise Price exceeds the fair market value of the stock issuable upon exercise, but a number of holders nonetheless elect to exercise. The ability to substitute other securities, cash or property will enable the Company to avoid the costs and administrative inconvenience attendant to trading only a handful of Preferred Shares.

  In connection with the occurrence of an event that would render the Rights exercisable to purchase shares of Common Stock or stock of the surviving corporation or purchaser in connection with a business combination or sale of assets or earning power, any Rights that are or were beneficially owned by a 15% Stockholder become null and void.

  The Rights may be redeemed at $.01 per Right (the "Redemption Price") at any time prior to the Distribution Date by a majority, but not less than three, Independent Directors. The Independent Directors may redeem the Rights in whole, but not in part, and may elect to pay the Redemption Price in cash, securities or other property.

  The Rights Agreement may be amended by a majority, but not less than three, of the Independent Directors, although, after the lapse of 10 business days after the 15% Ownership Date, the Independent Directors may only amend the Rights Agreement if such amendment is not adverse to the Rightholders (other than Rightholders whose Rights have become void).

  The Exercise Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of 1/100th of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based upon the market price of the Preferred Shares on the last trading day prior to the date of exercise.

  The Board of Directors determined that it is in the best interests of the Company and its stockholders to adopt the Rights Agreement and distribute the Rights in order to protect the stockholders of the Company against coercive, unfair or inadequate tender offers or other abusive take-over tactics. See "Certain Provisions in the Charter and Bylaws" below. The Rights Agreement is designed to encourage any person who desires to take control of and/or acquire the Company to enter into negotiations with the Company's Board of Directors. Exercise of the Rights will substantially reduce the ownership interest of certain persons attempting to acquire control of the Company on terms not approved by the Board of Directors.

  Neither the ownership nor the further acquisition of Common Stock by the Company, any wholly owned subsidiary of the Company, any employee benefit plan of the Company or a subsidiary of the Company, any person holding shares of Common Stock pursuant to any such employee benefit plan, Arthur E. Svendsen or any trust, trustee or beneficiary of a trust of which Mr. Svendsen is the settlor will cause the Rights to become exercisable or non-redeemable or trigger the other features of the Rights. Mr. Svendsen currently holds approximately 9.4% of the outstanding Common Stock and is the Chairman of the Board and Chief Executive Officer of the Company. He holds the shares through a living trust. He has exercised some measure of control over the Company since its inception (including the Company's predecessors) and is expected to continue to do so in the foreseeable future.

  The provisions in the Rights Agreement requiring the approval of a majority but not less than three of the Independent Directors to approve certain actions, in lieu of requiring approval of the entire Board, are intended to prevent an Acquiring Person from undermining the protection provided by the Rights by obtaining control of the Board of Directors and thereby obtaining Board approval of such actions.

  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is on file with the Commission (see "Available Information") and is available upon request from the Company.

Certain Provisions in the Charter and Bylaws

  Stockholder Meeting. The Charter provides that any action required to be taken or that may be taken at any meeting of the Company's stockholders may only be taken at a meeting of stockholders and not by written consent. In addition, only the Board of Directors or a designated committee of the Board of Directors may call a special meeting of stockholders. If a stockholder wishes to propose an agenda item for consideration at a stockholder meeting he or she must give written notice to the Company not less than 90 days prior to the meeting or, if later, the seventh day following the first public announcement of such meeting, or such other date as necessary to comply with applicable federal proxy solicitation rules or other regulations.

  Classified Board of Directors. The Charter provides for three classes of directors and directors are elected by classes to three-year terms. The Company's Board of Directors believes that this provision promotes stability and continuity of the Board of Directors. Classification of the Board may also have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of stockholders by a person who obtains a controlling interest in the Common Stock.

  Business Combination Transactions. The Charter also requires, for the approval of any merger, consolidation or other business reorganization or combination of the Company with any other person or entity or any of its affiliates that individually or in the aggregate are directly or indirectly the beneficial owners of 5% or more of the outstanding shares of Common Stock (the "Interested Stockholder"), the affirmative vote of the holders of not less than two-thirds (2/3) of the total voting shares of the Company other than the shares held by the Interested Stockholder. This provision of the Charter does not apply to a reorganization approved by the directors prior to acquisition of the beneficial ownership of 5% of the outstanding shares by the other corporation or its affiliates, nor does it apply to a reorganization with a subsidiary of the Company.

  When evaluating any proposed transaction that would result in a person or entity becoming an Interested Stockholder or an Interested Stockholder increasing his or her ownership of shares of Company stock, or any business combination requiring the affirmative vote of two-thirds (2/3) of the total voting shares of exclusive of those held by an Interested Stockholder, the Board of Directors must consider all relevant factors including the independence and integrity of the Company's operations, the social, economic and environmental effect of the proposed transaction on stockholders, employees, customers, suppliers and other constituents as well as on the communities in which the Company and its subsidiaries operate.

  Amendment of Charter and Bylaws. The Bylaws of the Company (the "Bylaws") may not be amended without the approval of the holders of at least 80% of the outstanding voting shares of the Company or the approval of a majority of the directors (or a majority of the independent directors if an Interested Stockholder exists). In addition, the provisions contained in the Charter with respect to the prohibition against stockholder action without meetings, the classification of the Board of Directors, the increased stockholder vote required for certain business combinations, consideration of constituencies, alteration of the Bylaws, and indemnification may not be amended without the approval of the holders of at least 80% of the outstanding voting shares of the Company or the approval of a majority of the directors (or a majority of the independent directors if an Interested Stockholder exists).

                            DESCRIPTION OF WARRANTS

  The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants"), Common Stock (the "Common Stock Warrants") or other securities issued by the Company or another issuer (the "Other Warrants," collectively with the Common Stock Warrants, the Debt Warrants and the Preferred Stock Warrants, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

Debt Warrants

  The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants, including the following: (i) the title of such Debt Warrants; (ii) the aggregate number of such Debt Warrants; (iii) the price or prices at which such Debt Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (v) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (viii) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (ix) a discussion of material federal income tax considerations, if any; and (x) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

  Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

Preferred Stock Warrants, Common Stock Warrants and Other Warrants

  The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants, Common Stock Warrants, and Other Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants;
(ii) the securities for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) if applicable, the number of such Warrants issued with each share of Preferred Stock, Common Stock or other securities of the Company or another issuer; (v) any provisions for adjustment of the number or amount of shares of Preferred Stock, Common Stock or other securities of the Company or another issuer receivable upon exercise of such Warrants or the exercise price of such Warrants; (vi) if applicable, the date on and after which such Warrants and the related Preferred Stock, Common Stock or other securities of the Company or another issuer will be separately transferable;
(vii) if applicable, a discussion of material federal income tax considerations; (viii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (ix) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and (x) the maximum or minimum number of such Warrants which may be exercised at any time.

Exercise of Warrants

  Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities, shares of Preferred Stock or Common Stock, or amounts of other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

  Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities, shares of Preferred Stock or Common Stock or other securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                             PLAN OF DISTRIBUTION

  The Securities may be sold (i) through agents, (ii) through underwriters,
(iii) through dealers, (iv) directly to purchasers (through a specific bidding or auction process or otherwise); or (v) through a combination of any such methods of sale. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

  Offers to purchase the Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

  If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities.

  If a dealer is utilized in the sale of the Securities, the Company or an underwriter will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

  Offers to purchase the Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

  Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification or contribution will be described in the applicable Prospectus Supplement. Certain of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                    EXPERTS

  The financial statements incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

  Gibson, Dunn & Crutcher LLP has rendered an opinion (filed as an exhibit to the Registration Statement) with respect to the validity of the Securities being offered hereby. If certain legal matters in connection with offerings made by this Prospectus are passed on by counsel for the underwriters of an offering of those Securities, that counsel will be named in the Prospectus Supplement relating to that offering. Robert K. Montgomery, a partner of Gibson, Dunn & Crutcher LLP, and certain members of his immediate family own approximately 50,000 shares of Common Stock.

================================================================================


                                  $125,000,000

                             Standard Pacific Corp.

                          9 1/2% Senior Notes due 2010


                                   --------

                             PROSPECTUS SUPPLEMENT

                               September 5, 2000

                                   --------

                              Salomon Smith Barney

                          Donaldson, Lufkin & Jenrette

                           Credit Suisse First Boston


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